Filed Pursuant to Rule 433

Registration No. 333-209782

The PNC Financial Services Group, Inc.

$575,000,000 FLOATING RATE SENIOR NOTES DUE AUGUST 7, 2018

Issuer:	The PNC Financial Services Group, Inc.

Security:	Floating Rate Senior Notes due August 7, 2018

Ranking:	Senior unsecured

Expected Ratings*:	A3 / A- / A+ (Moody’s / S&P / Fitch)

Trade Date:	February 2, 2017

Settlement Date:	February 7, 2017 (T+3)

Maturity:	August 7, 2018

Principal Amount:	US$575,000,000

Price to Investors:	100.0%

Interest Rate Index:	3-Month US$ LIBOR (Bloomberg LIBOR03M)

Re-offer Spread to Index:	+25 bps

Net Proceeds to the Issuer (before expenses):	US$574,568,750

Interest Payment Dates:	Quarterly in arrears on February 7, May 7, August 7 and November 7 of each year, commencing on May 7, 2017 to and including the maturity date.

Day Count:	Actual/360

Interest Determination Date:	The second London Business Day preceding each LIBOR Rate Reset Date.

Minimum Denomination / Multiples:	$2,000 and integral multiples of $1,000 in excess thereof

Optional Redemption:	Not redeemable prior to maturity

CUSIP/ISIN:	693475AS4 / US693475AS48

Joint Book-Running Managers:	J.P. Morgan Securities LLC PNC Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Conflict of Interest

Because our affiliate PNC Capital Markets LLC is participating in this offering, PNC Capital Markets LLC is deemed to have a “conflict of interest” within the meaning of Financial Industry Regulatory Authority (“FINRA”) Rule 5121. Accordingly, the distribution arrangements for this offering comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with Rule 5121, PNC Capital Markets LLC may not make sales in this offering to any discretionary account without the prior approval of the customer.

The PNC Financial Services Group, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated today and other documents The PNC Financial Services Group, Inc. has filed with the SEC for more complete information about The PNC Financial Services Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, The PNC Financial Services Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus or the preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533 or PNC Capital Markets LLC at 1-855-881-0697.

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